                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------
                                 SCHEDULE 13D
                          ---------------------------

                   Under the Securities Exchange Act of 1934


                              LANDCARE USA, INC.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  51476F 10 4
                                (CUSIP Number)


                               Vernon T. Squires
                   Senior Vice President and General Counsel
                           The ServiceMaster Company
                             One ServiceMaster Way
                      Downers Grove, Illinois 60515-1700
                                 (630) 2711300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 2, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 51476F 10 4                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1
      THE SERVICEMASTER COMPANY

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3858106


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,432,390
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,432,390
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.7%
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      TYPE OF REPORTING PERSON*
14
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the common stock, par value $.01 per share (the "LandCare Common Stock"), of LandCare USA, Inc., a Delaware corporation ("LandCare"). The principal executive offices of LandCare are located at 2603 Augusta, Suite 1300, Houston, Texas 77057.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by The ServiceMaster Company, a Delaware corporation ("ServiceMaster"). ServiceMaster is principally a holding company. The address of ServiceMaster's principal executive offices is One ServiceMaster Way, Downers Grove, Illinois 60515-1700. ServiceMaster operates primarily through two major units: ServiceMaster Consumer Services and ServiceMaster Management Services, and a small, developing unit, ServiceMaster Employer Services. ServiceMaster common stock is listed on the New York Stock Exchange and registered under the Securities Exchange Act of 1934, as amended.

     ServiceMaster Consumer Services provides for services to over 9.6 million residential and commercial customers under eight market-leading brand names:
TrueGreen-ChemLawn for lawn, tree and shrub care and commercial landscape and indoor plant maintenance; Terminex for termite and pest control services; American Home Shield and AmeriSpec for home system and appliance warranty contracts and home inspection services; Rescue Rooter for plumbing and drain cleaning services; ServiceMaster Residential/Commercial Services for heavy-duty residential and commercial cleaning and disaster restoration services; Merry Maids for residential maid services; and Furniture Medic for on-site furniture repair and restoration services. ServiceMaster Management Service provides facilities management services to over 2,000 customers in the health care, education, and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, energy management, food service, laundry and linen services, total facilities management and other services. ServiceMaster Employer Services provides a full-range of support in human resource services, including administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits, to approximately 900 customers with over 18,000 leased employees.

     The name, citizenship, residence or business address, present principal occupation or employment of each executive officer and director of ServiceMaster is set forth on Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither ServiceMaster, nor to the knowledge of ServiceMaster, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Certain stockholders of LandCare have executed voting agreements pursuant to which such stockholders committed to among other things vote in favor of the merger involving ServiceMaster described under Item 4 below. ServiceMaster conditioned its entering into the Merger Agreement (as defined under Item 4) on such stockholders of LandCare committing to vote for the Merger, as evidenced by such voting agreements. ServiceMaster did not pay any funds to such stockholders of

                              Page 3 of 10 Pages

LandCare in connection with their entering into such voting agreements. If the Merger is consummated, each share of LandCare common stock will be converted into the right to receive a fraction of one share of ServiceMaster common stock as provided in the Merger Agreement.


ITEM 4.   PURPOSE OF TRANSACTION

Merger Agreement

     LandCare, ServiceMaster and a wholly-owned subsidiary of ServiceMaster ("Merger Subsidiary") entered into a Plan of Reorganization and Agreement and Plan of Merger dated as of November 1, 1998 (the "Merger Agreement") pursuant to which Merger Subsidiary will be merged with and into LandCare, whereupon the separate corporate existence of Merger Subsidiary will cease, and LandCare will continue as the surviving corporation and will become a subsidiary of ServiceMaster (the "Merger"). The Merger Agreement is subject to certain closing conditions and termination events. In connection with the Merger, each issued and outstanding share of LandCare common stock will be converted into a fraction of one share of ServiceMaster common stock as established pursuant to the terms of the Merger Agreement.

     In connection with the Merger, ServiceMaster intends to replace the present board of directors of LandCare and to amend and restate the certificate of incorporation and bylaws of LandCare as indicated in the Merger Agreement. The Merger, which is subject to regulatory and LandCare stockholder approval, and other closing conditions, is expected to close during the first quarter of 1999.

     Upon consummation of the Merger, LandCare common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

Voting Agreements

     The following LandCare stockholders have entered into a voting agreement as described in this Schedule 13D in favor of ServiceMaster, and the number of shares of LandCare common stock owned by each such stockholder is indicated in parenthesis: William F. Murdy (275,000); William L. Fiedler (110,000); Kenneth
V. Garcia (110,000); Roger Braswell (331,084); Linda Benge (716,591); Mark S. Yahn and Laurie L. Yahn (360,000); Jeff A. Meyer (225,446); James R. Marcus (278,906); David K. Luse (640,092); Harold D. Cranston (248,700); Bruce Church (419,363); Peter C. Forbes (100,000); Infoscope Partners (80,000); Fieldstone Partners (87,000); and Notre Capital Ventures II, L.L.C. (1,296,408) and Steven
S. Harter (153,800), exclusive of any Norte Capital Ventures II, L.L.C. shares that he may be deemed to beneficially own. The voting agreements provide that the LandCare stockholders party thereto will vote their respective LandCare shares: (i) in favor of the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate consummation of the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than with ServiceMaster and its affiliates. The LandCare stockholders parties thereto also agree under such agreements that until and unless the Merger Agreement has been terminated: (i) none of the stockholders' LandCare shares will be tendered in response to any tender offer; (ii) no interest in any of the stockholders' LandCare shares will be sold or otherwise transferred; and (iii) the stockholders will not take any other action which would impair the LandCare stockholders' ability to vote any of stockholders' LandCare shares in the manner required by the voting agreements. Any shares acquired by the LandCare stockholders listed above subsequent to November 2, 1998, will also become subject to the voting agreements.

                              Page 4 of 10 Pages

         The voting agreements filed as Exhibits 2-16 are incorporated herein by reference.

         ServiceMaster expressly disclaims any beneficial ownership of the shares of LandCare common stock which are subject to the voting agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that ServiceMaster is the beneficial owner of the shares of LandCare common stock subject to the voting agreements for purposes of Sections 13D or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) ServiceMaster may be deemed the beneficial owner of an aggregate of 5,432,390 shares of LandCare Common Stock constituting approximately 32.7% of the issued and outstanding LandCare Common Stock (based on 16,624,463 shares of LandCare Common Stock issued and outstanding on November 1, 1998 pursuant to information received from LandCare). ServiceMaster does not beneficially own any LandCare Common Stock other than the LandCare Common Stock that may be deemed to be beneficially owned by ServiceMaster as a result of the voting agreements described above. To the knowledge of ServiceMaster, none of the persons listed on Schedule I beneficially own any shares of LandCare Common Stock.

         (b) The table below summarizes the number of shares of LandCare Common Stock over which ServiceMaster may be deemed to have sole voting and dispositive power and shared voting and dispositive power.

--------------------------------------------------------------------------
           VOTING                                DISPOSITIVE
--------------------------------------------------------------------------
    Sole            Shared              Sole                   Shared
--------------------------------------------------------------------------
     0             5,432,390             0                       0
--------------------------------------------------------------------------

         (c) Except as set forth in this Schedule 13D, ServiceMaster has not effected any transaction in the shares of LandCare Common Stock within the preceding sixty (60) days. To the knowledge of ServiceMaster, none of the executive officers or directors of ServiceMaster listed on Schedule I hereto have effected any transaction relating to the LandCare Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in this Schedule 13D, to the knowledge of ServiceMaster, there are no contracts, arrangements, understandings or relationships (illegal or otherwise) among persons named in Item 2 or listed on
Schedule I hereto and between such persons and any person with respect to any securities of LandCare, including but not limited to, transfer or voting of any of the securities of LandCare, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division

                              Page 5 of 10 Pages
or profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of LandCare.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No                 Description
----------                 -----------

1. Plan of Reorganization and Agreement and Plan of Merger, dated as of November 1, 1998, by and among LandCare USA, Inc., The ServiceMaster Company and SVM Acquisition Company.

2. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company, Mark S. Yahn and Laurie L. Yahn.

3. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and James R. Marcus.

4. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Kenneth V. Garcia.

5. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Peter C. Forbes.

6. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and William L. Fiedler.

7. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Roger Braswell.

8. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Bruce Church.

9. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Harold D. Cranston.

10. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and David K. Luse.

11. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Jeff A. Meyer.

12. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Fieldstone Partners.

13. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and William F. Murdy.

14. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company, Notre Capital Ventures II, L.L.C. and Steven S. Harter.

                              Page 6 of 10 Pages

15. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Linda Benge.

16. Voting Agreement, dated November 1, 1998 by and among The ServiceMaster Company and Infoscope Partners.

                              Page 7 of 10 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: November 2, 1998


                                             The ServiceMaster Company

                                             By: /s/ J. Richard Hoel, Jr.
                                                 -------------------------------
                                             Name:   J. Richard Hoel, Jr.
                                             Title:  Vice President

                              Page 8 of 10 Pages

                                  SCHEDULE I

               CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF THE SERVICEMASTER COMPANY

         The principal business address of each person described below is One ServiceMaster Way, Downers Grove, Illinois 60515-1700.

THE SERVICEMASTER COMPANY

(a) Name and Title          (b) Business Address                 (c) Present Principal               (d)Citizenship
                                                                     Occupation and Principal
                                                                     Business of Employer

C. William Pollard          One ServiceMaster Way                Chairman and Director of The        USA
                            Downers Grove, IL 60515-1700         ServiceMaster Company

Carlos H. Cantu             One ServiceMaster Way                President, Chief Executive          USA
                            Downers Grove, IL 60515-1700         Officer and Director of The
                                                                 ServiceMaster Company

Charles W. Stair            One ServiceMaster Way                Vice Chairman and Director of       USA
                            Downers Grove, IL 60515-1700         The ServiceMaster Company

Phillip B. Rooney           One ServiceMaster Way                Vice Chairman and Director of       USA
                            Downers Grove, IL 60515-1700         The ServiceMaster Company

Paul W. Berezny, Jr.        One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Henry O. Boswell            One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Brian Griffths              One ServiceMaster Way                Director of The ServiceMaster       USA, UK
                            Downers Grove, IL 60515-1700         Company

Sidney E. Harris            One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Herbert P. Hess             One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Michelle M. Hunt            One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Gunther H. Knoedler         One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

James D. McLennan           One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Vincent C. Nelson           One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

                              Page 9 of 10 Pages

(a) Name and Title          (b) Business Address                 (c) Present Principal               (d) Citizenship
                                                                     Occupation and Principal
                                                                     Business of Employer

Dallen W. Peterson          One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Steven S. Reinerrund        One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Burton E. Sorenson          One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

David K. Wessner            One ServiceMaster Way                Director of The ServiceMaster       USA
                            Downers Grove, IL 60515-1700         Company

Ernest J. Mrozek            One ServiceMaster Way                President, Consumer Services        USA
                            Downers Grove, IL 60515-1700

Robert F. Keith             One ServiceMaster Way                President, Management Services      USA
                            Downers Grove, IL 60515-1700

Vernon T. Squires           One ServiceMaster Way                Senior Vice President and           USA
                            Downers Grove, IL 60515-1700         General Counsel